

NEWS RELEASE

Orla Confirms Two-Kilometre Gold Trend Extension at Musselwhite
High grade drilling results strengthen confidence in significant resource growth and mine life extension

Vancouver, BC – December 18, 2025 – **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update on continued exploration success at the Musselwhite Mine, with drilling confirming high grade gold mineralization extends two kilometers beyond current underground operations.

Since the [October 6 update](#), announcing initial discovery of the mine trend extension, the Company's aggressive, multifaceted drilling campaign has delivered consistent high-grade results across all priority zones, strengthening confidence in significant resource growth potential and extended mine life.

New Exploration Highlights:

- **Continued Mine Trend Extensions Confirmation:** Significant gold mineralization intersected two kilometres down plunge of current operations, returning **5.0 metres at 5.57 g/t Au incl. 1.0 m at 8.79 g/t Au** (25-NSD03-002W).

- **Additional underground resource growth:** Multiple high-grade underground intersections from the Redwings, Lynx, West Limb and PQE Zones continue to support production and growth, **including 9.0 metres at 22.1 g/t Au** (25-LNX-009) and **15.0 metres at 10.1 g/t Au** (25-LNX-041).

- **Continued near-mine satellite drilling success:** Shallow high-grade mineralization confirmed at near-mine satellite targets, including **1.2 metres at 43.8 g/t Au incl. 0.4 m at 129 g/t Au** (25-KAZ-007).

"Since our October 2025 update, the Musselwhite exploration program has continued delivering a steady stream of high-grade intercepts across all priority zones. These results strengthen confidence in resource growth and the outlook for extended mine life. We will carry the momentum with all priority exploration programs initiated in 2025 continuing through 2026."

- *Sylvain Guerard, Orla's Senior Vice President, Exploration*

Deep Directional Drilling Confirms Two-Kilometre Mine Trend Extension, Potential Upper and Lower Zones

The 2025–2026 deep directional surface drill program is targeting the northwest down-plunge extension of the Mine Trend, testing approximately one to two kilometres beyond current operations through a planned 30-hole program. To date, 11,744 metres have been completed, with assay results received from eight holes. Planned drill metres have increased from 11,000 metres to approximately 12,500 metres by year-end 2025. This news release reports results from four additional holes completed since the October 6, 2025, results press release.



Mother Hole #3, Daughter-Hole #1: Confirms High Grade Two-Kilometres from Current Operations

Assays from Mother Hole #3 and its first daughter hole confirm the Mine Trend continues two kilometres beyond current operations, with a 400 metre step out from the previously reported 4.1 metres at 15.1 g/t Au (October 6, 2025, release).

- **5.0 metres at 5.57 g/t** Au incl. 1.0 m at 8.79 g/t Au (25-NSD03-002W)

Mother Hole #2, Daughter Holes #1-2: Deep drilling suggests stacked mineralized zones

As previously reported in October, hole 25-NSD02-001 intersected high-grade gold, returning 4.1 metres at 15.1 g/t Au. Based on drill orientation and geological interpretation, this initial intersection is now believed to represent an extension of the Lynx Zone, rather than the PQ Zone. Both zones occur in the deeper portion of the mine, with the Lynx Zone representing an upper mineralized horizon and the PQ Zone occurring below.

Subsequent drilling since October included the completion of first and second daughter holes drilled deeper on the same section. These holes intersected lower-grade gold mineralization, returning 0.18 to 0.47 g/t Au over 2.0 to 3.5 metres, which is interpreted to represent a lower-grade interval situated between the upper Lynx Zone and the lower PQ Zone.

Further down-dip drilling planned through 2026 will target wider, higher-grade mineralization typical of the PQ Zone at depth. This evolving interpretation of stacked upper and lower mineralized zones remains under evaluation, but if confirmed, could represent material new information and meaningful upside potential for the broader extension area.

Mother Hole #1, Daughter Hole #2: 1.0 metre at 8.06 g/t Au incl. 0.4 m at 13.4 g/t Au (25-NSD01-003W)



500m

25-LNX-039
3.4m @ 7.24 g/t
25-LNX-040
4.5m @ 5.08 g/t
5.0m @ 6.19 g/t
25-LNX-041
1.8m @ 16.5 g/t
15.0m @ 10.1 g/t

25-LNX-042
3.6m @ 18.1 g/t
25-LNX-043
7.4m @ 4.40 g/t
25-LNX-044
2.4m @ 9.78 g/t
25-LNX-045
3.4m @ 20.0 g/t

Mother Hole # 1

Mother Hole # 2

Mother Hole # 3

1000m

1500m

25-LNX-009
9.0m @ 22.1 g/t

1.6 Km

2 Km

2000m

25-LNX-002
13m @ 15.8 g/t
25-LNX-003
10.1m @ 27.2 g/t

25-NSD01-003W
1.0m @ 8.06 g/t

25-PQE-031
2.0m @ 10.5 g/t
3.2m @ 6.74 g/t
1.0m @ 75.5 g/t

25-PQE-011
1.0m @ 67.8 g/t

25-NSD02-001
4.1m @ 15.1 g/t

25-NSD03-001
0.6m @ 7.03 g/t
25-NSD03-002W
1.0m @ 6.83 g/t
incl. 0.3m @ 16.7g/t
5.0m @ 5.57 g/t

2500m

1 Km

Composites cut off grade 2.0g/t Au, minimum length 1.5m, maximum consecutive internal waste 2m

2024 Mineral Reserve & Resource	**Drillholes**	**Highlighted Intercepts**	**Au (g/t) X Thickness (m)**
Reserve	Completed (partial or pending assays)	Reported in this news release	>20
Resource	Planned	News release dated October 6, 2025	5 to 20
Mineralized Area	Historical		3 to 5

ORLA MUSSELWHITE

Figure 1: Mine Trend Extension – Mother-Hole #3 Plan View and Cross-Section





Figure 2: Musslewhite Mine Underground Long Section Overview

Underground Drilling Results Reinforce Continuity and Identify More Extensions

The underground program has remained focused on the Redwings, Lynx, and PQE zones, with select drilling on the West Limb. The high-grade results support ongoing efforts to replace and expand resources and reserves. In 2025, 30,250 metres of drilling and 107 holes have been completed, with assays received for 63 of the holes. Notable intercepts include:

Lynx Zone:

- **9.0 metres at 22.1 g/t Au** (25-LNX-009)
- **15.0 metres at 10.1 g/t Au incl. 3.3 m at 37 g/t Au** (25-LNX-041)
- **2.8 metres at 13.2 g/t Au** (25-LNX-048)

Redwings Zone:

- **6.2 metres at 15.8 g/t Au** (25-RDW-049)

PQE Zone:

- **1.0 metres at 75.5 g/t Au** (25-PQE-031)



West Limb Zone:

- **1.0 metres at 283 g/t Au** (25-WEL-007)
- **0.9 metres at 94.6 g/t Au** (25-WEL-003)

Near-Mine Surface Drilling Identifies Satellite Opportunities Proximal to Mill

The 6,500-metre near-mine surface program, completed in October, returned encouraging shallow intercepts across five targets, including a narrow high-grade intersection. Follow up drilling planned in early 2026 will advance the Camp Bay mineralized zone and a four-kilometre strike trend along the Musselwhite SE extension also known as "Karl Zeemal". Combined historical and new results support the potential for additional mill feed sources. Notable new results from these targets include:

Karl Zeemal:

- **1.2 metres at 43.8 g/t Au incl. 0.4 m at 129.0 g/t** Au from 28.8 m downhole (25-KAZ-007)
- **3.1 metres at 2.56 g/t Au incl. 1.0 m at 6.34 g/t Au** from 25 m downhole (25-KAZ-001)

Camp Bay:

- **1.2 metres at 4.78 g/t Au incl. 0.5 m at 7.64 g/t Au** from 18.5 m downhole (25-CMP-005)
- **3.8 metres at 0.64 g/t Au** from 12 m downhole (25-CMP-004)

2026 Planning to Target Continued Mine Trend Extension and Resource Expansion

Orla plans to advance the second year of its aggressive two-year exploration strategy in 2026, building on programs initiated in 2025. Efforts will target the Mine Trend Extension, underground resource and reserve growth, and selective near-mine satellite opportunities, supporting potential mine life extensions and future operational expansions. Further details on the 2026 exploration programs will be provided in early 2026.





MUSSELWHITE MINE
PLANVIEW
N
Map area
20Km
Mine Trend Down
Plunge Extension
PQE UG
Lynx UG
WEL UG
Redwing UG
Camp Bay
Musselwhite Mill
Midway
Karl Zeemal
Bottenfield
Mining Claims Boundary
2025 Drill targets
Mining Leases
Mining Claims
Lakes
Holes reported
2025 Drilled
Assays Pending
Planned Holes
ORLA
MUSSELWHITE
5 Km

Figure 3: Plan View Showing Location of Targets and Reported Drill Holes





Figure 4: Musslewhite SE Extension (Karl Zeemal) Surface Plan Drill Result Highlights

Table 1: Deep Directional Intersection Detailed Highlights

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Including	Au GXM	Method
25-NSD01-003W	2033.4	1.0	0.7	8.06	0.4m @ 13.4g/t Au	8.06	Photon (ALS)
25-NSD03-002W	2285.0	1.0	0.9	6.83	0.3m @ 16.7g/t Au	6.83	Photon (ALS)
25-NSD03-002W	2308.0	5.0	4.6	5.57	1.0m @ 8.79g/t Au 1.0m @ 8.25g/t Au	27.87	Photon (ALS)

Table 2: Underground Drill Intersection Detailed Highlights

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Including	Au GXM	Method
25-LNX-009	235.0	9.0	7.7	22.06	8.1m @ 24g/t Au	198.57	Fire Assay (SGS)
25-LNX-040	222.0	5.0	4.9	6.2	1m @ 12.7g/t Au	30.93	Fire Assay (SGS)
25-LNX-041	241.0	15.0	11.6	10.14	3.3m @ 37g/t Au, 0.6m @ 11.3g/t Au	152.05	Fire Assay (SGS)
25-LNX-042	226.4	3.6	3.4	18.1	3.3m @ 19.5g/t Au	65.06	Fire Assay (SGS)
25-LNX-043	266.6	7.4	5.5	4.40	0.8m @ 15.4g/t Au, 0.4m @ 12.8g/t Au	32.55	Fire Assay (SGS)
25-LNX-045	149.4	3.4	2.3	20.0	3.4m @ 20g/t Au	68.01	Fire Assay (SGS)
25-LNX-048	120.5	2.8	1.1	13.18	0.5m @ 45.9g/t Au	36.90	Fire Assay (SGS)



25-LNX-054	267.0	2.0	1.0	17.1	1m @ 26.4g/t Au	34.22	Fire Assay (SGS)
25-PQE-031	272.0	1.0	0.8	75.50	1m @ 75.5g/t Au	75.50	Fire Assay (SGS)
25-RDW-046	196.3	13.7	11.2	2.7		36.85	Fire Assay (SGS)
25-RDW-049	185.3	6.2	5.9	15.78	4.3m @ 19.8g/t Au	97.86	Fire Assay (SGS)
25-RDW-051	224.4	1.8	1.0	18.7	0.7m @ 40.4g/t Au	33.74	Fire Assay (SGS)
25-WEL-001	64.5	6.8	5.4	6.20	0.5m @ 16.3g/t Au, 0.4m @ 16g/t Au, 0.4m @ 14.9g/t Au, 0.3m @ 18.1g/t Au	42.18	Fire Assay (SGS)
25-WEL-003	101.6	0.9	0.8	94.6	0.9m @ 94.6g/t Au	85.14	Fire Assay (SGS)
25-WEL-007	107.0	1.0	0.3	283.00	1m @ 283g/t Au	283.00	Fire Assay (SGS)

Table 3: Near Mine Drill Intersection Detailed Highlights

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Including	Au GXM	Method
25-BOT-005	327.3	2.5	1.8	2.51	0.3m @ 5.77g/t Au	6.28	Fire Assay (SGS)
25-CMP-005	18.5	1.2	1.1	4.78	0.5m @ 7.64g/t Au	5.74	Photon (ALS)
25-KAZ-001	25.0	3.1	2.3	2.56	1m @ 6.34g/t Au	7.94	Fire Assay (SGS)
25-KAZ-007	28.8	1.2	1.1	43.76	0.4m @ 129g/t Au	52.51	Fire Assay (ALS)

True width estimated where orientation of geological control on gold mineralization is certain.

Additional Technical Information

All mineralized interval lengths reported are down-hole intervals, with true width estimates ranging from 30-100% for the reported interval. True widths are not estimated in cases where there is insufficient geological control on gold mineralization. See Tables 1 to 3 in the Appendix of this news release for estimated true widths of individual composites. A minimum sampling length of 0.30 m is used for both underground and surface drilling. The reported composites were not subject to “capping” of high grades. Orla believes that applying a top cut would have a negligible effect on overall grades.

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 (“NI 43-101”).

To verify the information related to the 2025 drilling program at Musslewhite Mine, Mr. Guerard has visited the property in October 2025, discussed logging, sampling, and sample shipping processes with responsible site staff, discussed and reviewed assay and QA/QC results with responsible personnel, and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control – 2025 Drill Program and Historical Drilling

Gold results at Musselwhite were obtained at ALS Canada Inc. (“ALS”) or SGS Canada Inc. (“SGS”) using fire assay fusion and an atomic absorption spectroscopy finish (ALS: Au-AA23, SGS: GE_FAA30V5). If samples returned gold values greater than 10 ppm, samples are re-run with gold by fire assay and gravimetric finish (ALS: Au-GRA21, SGS: GO_FAG30V). Gold results were also obtained at ALS using PhotonAssay™ on two aliquots of 500g of crushed sample (ALS: Au-PA01).

Drill program design, Quality Assurance/Quality Control (QAQC) and interpretation of results were performed by qualified persons employing a QAQC program consistent with NI 43-101 and



industry best practices. For Fire Assay analyses, standards were inserted at a frequency of four in every 100 samples, and blanks were inserted at a frequency of four in every 100 samples.

ALS and SGS are both independent of Orla. ALS is an ISO-17025 accredited laboratory for photon assay methods. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Musselwhite.

For additional information on Musslewhite, see the Musselwhite Report (as defined below) and the Company's press releases dated October 6, 2025 (Orla Mining Discovers Potential Two-Kilometre Extension at Musselwhite) and April 1, 2025 (Orla Mining Launches $25M Exploration Drilling Program to Expand Reserves and Resources and Extend Musselwhite Mine Trend).

Historical drill results at Musselwhite were completed by Goldcorp. Inc. ("Goldcorp") and/or Newmont, the prior owners of the project. The Company's independent qualified person, DRA Americas, Inc. was of the opinion that the drilling and sampling procedures for Musselwhite drill samples by Goldcorp and Newmont were reasonable and adequate for the purposes of the Musselwhite Report, and that the Goldcorp and Newmont QA/QC program met or exceeded industry standards. See the Company's NI 43-101 technical report for the project entitled "Technical Report – Musselwhite Mine Project, Ontario, Canada" with an effective date of November 18, 2024 (the "Musselwhite Report") for additional information.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine. The property covers over 139,000 hectares which contains a large oxide and sulphide mineral resource, (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion, and (3) South Railroad, in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com



Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the Company's exploration program at Musselwhite and the timing and goals thereof, including the potential for reserve and resource growth, mine life extension, operational expansion, upside potential, the potential for satellite deposits and longer-term growth and operational flexibility; and the Company's goals and objectives. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; the Company's ability to successfully integrate the Musselwhite Mine; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company's indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2025, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.



Appendix: Drill Results

Table 1: MSW Deep Directional Drill Results

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including	Method
25-NSD01-003W	2033.4	1.0		0.7	8.06	8.1	0.4m @ 13.4g/t Au	Photon (ALS)
25-NSD02-002W*	2112.9	2.4		1.8	0.28	0.7		Photon (ALS)
and	2121.0	2.0		1.6	0.18	0.4		Photon (ALS)
and	2149.7	3.5		2.8	0.47	1.7		Photon (ALS)
25-NSD02-003W*	2132.9	2.2		1.7	0.41	0.9		Photon (ALS)
25-NSD03-001	2277.5	0.6		0.6	7.03	4.2	0.6m @ 7.03g/t Au	Photon (ALS)
25-NSD03-002W	2285.0	1.0		0.9	6.83	6.8	0.3m @ 16.7g/t Au	Photon (ALS)
and	2308.0	5.0		4.6	5.57	27.9	1m @ 8.79g/t Au, 1m @ 8.25g/t Au	Photon (ALS)

**Starred intervals do not meet composite reporting criteria outlined below but included to illustrate low-grade mineralization and reporting completeness.
Criteria: Cut off grade 2 g/t Au, minimum length 1.5m, maximum consecutive internal waste 2 m, if Au grade x length > 3 the composite will be added
Price Assumptions: Au = 1750usd oz

Table 2: MSW Underground Drill Results

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including 5.0g/t Au COG	Including 10.0g/t Au COG	Method
25-LNX-009	235.0	9.0	7.7	22.06	198.6	8.1m @ 24g/t Au	8.1m @ 24g/t Au	Fire Assay (SGS)
25-LNX-012	0.1	0.9	0.8	4.54	4.1			Fire Assay (SGS)
and	142.6	2.4	1.8	6.11	14.7	2.4m @ 6.11g/t Au		Fire Assay (SGS)
and	271.1	1.4	1.3	3.71	5.2			Fire Assay (SGS)
and	292.5	2.1	1.5	6.55	13.8	2.1m @ 6.55g/t Au	0.6m @ 12.3g/t Au	Fire Assay (SGS)
and	309.8	3.2	2.0	2.45	7.9			Fire Assay (SGS)
25-LNX-038	196.1	0.9	0.9	21.60	19.4	0.9m @ 21.6g/t Au	0.9m @ 21.6g/t Au	Fire Assay (SGS)
25-LNX-039	101.8	3.4	3.2	7.24	24.6	2.1m @ 10g/t Au	0.7m @ 22.3g/t Au	Fire Assay (SGS)
and	179.5	1.0	1.0	4.68	4.7	0.4m @ 6.49g/t Au		Fire Assay (SGS)
and	207.8	1.9	1.7	4.63	8.8	1m @ 6.14g/t Au		Fire Assay (SGS)
25-LNX-040	105.5	1.5	1.4	3.22	4.8			Fire Assay (SGS)
and	185.5	1.4	1.3	4.35	6.1	0.9m @ 5.43g/t Au		Fire Assay (SGS)
and	215.3	4.5	3.9	5.08	22.9	1.2m @ 12.7g/t Au, 0.3m @ 10.3g/t Au	0.7m @ 17.5g/t Au, 0.3m @ 10.3g/t Au	Fire Assay (SGS)
and	222.0	5.0	4.9	6.19	30.9	5m @ 6.19g/t Au	1m @ 12.7g/t Au	Fire Assay (SGS)
25-LNX-041	128.9	1.8	1.6	16.53	29.8	1.8m @ 16.5g/t Au	1.8m @ 16.5g/t Au	Fire Assay (SGS)
and	241.0	15.0	11.6	10.14	152.0	3.8m @ 33.4g/t Au, 1m @ 9.36g/t Au	3.3m @ 37g/t Au, 0.6m @ 11.3g/t Au	Fire Assay (SGS)
25-LNX-042	112.6	1.4	1.2	4.12	5.8	0.4m @ 7.21g/t Au		Fire Assay (SGS)
and	124.0	1.0	0.9	3.57	3.6			Fire Assay (SGS)
and	194.0	4.6	4.4	1.94	8.9			Fire Assay (SGS)
and	226.4	3.6	3.4	18.07	65.1	3.3m @ 19.5g/t Au	3.3m @ 19.5g/t Au	Fire Assay (SGS)
and	238.9	0.6	0.6	8.29	5.0	0.6m @ 8.29g/t Au		Fire Assay (SGS)
25-LNX-043	136.0	2.0	1.7	7.76	15.5	0.7m @ 19.1g/t Au	0.7m @ 19.1g/t Au	Fire Assay (SGS)
and	222.0	0.5	0.4	8.02	4.0	0.5m @ 8.02g/t Au		Fire Assay (SGS)
and	266.6	7.4	5.5	4.40	32.5	0.4m @ 7.37g/t Au, 4m @ 6.67g/t Au	0.8m @ 15.4g/t Au, 0.4m @ 12.8g/t Au	Fire Assay (SGS)
and	280.0	3.7	3.3	3.40	12.6	1.1m @ 6.39g/t Au		Fire Assay (SGS)
and	291.0	1.0	0.9	4.24	4.2			Fire Assay (SGS)
25-LNX-044	142.7	2.4	1.5	5.53	13.3	1.6m @ 6.84g/t Au	0.3m @ 21.9g/t Au	Fire Assay (SGS)
and	233.2	2.4	1.7	9.78	23.5	1.5m @ 14.1g/t Au	1.2m @ 15.5g/t Au	Fire Assay (SGS)
and	271.8	0.4	0.2	8.19	3.3	0.4m @ 8.18g/t Au		Fire Assay (SGS)
and	280.1	3.9	2.7	3.48	13.6	0.3m @ 5.21g/t Au, 0.7m @ 12.3g/t Au	0.7m @ 12.3g/t Au	Fire Assay (SGS)
25-LNX-045	149.4	3.4	2.3	20.00	68.0	3.4m @ 20g/t Au	3.4m @ 20g/t Au	Fire Assay (SGS)
and	212.3	0.7	0.6	28.10	19.7	0.7m @ 28.1g/t Au	0.7m @ 28.1g/t Au	Fire Assay (SGS)
and	223.0	1.0	0.9	4.27	4.3			Fire Assay (SGS)
and	249.0	1.0	0.7	17.00	17.0	1m @ 17g/t Au	1m @ 17g/t Au	Fire Assay (SGS)
and	256.6	0.7	0.5	7.11	5.0	0.7m @ 7.11g/t Au		Fire Assay (SGS)
and	296.5	1.5	1.4	2.96	4.4	0.3m @ 5.59g/t Au		Fire Assay (SGS)
and	305.0	10.0	6.6	1.59	15.9			Fire Assay (SGS)
and	328.2	0.7	0.6	6.79	4.8	0.7m @ 6.79g/t Au		Fire Assay (SGS)
25-LNX-046	128.0	4.0	0.5	1.81	7.3			Fire Assay (SGS)
and	144.6	0.6	0.2	8.53	5.1	0.6m @ 8.53g/t Au		Fire Assay (SGS)
and	227.0	1.0	0.5	22.60	22.6	1m @ 22.6g/t Au	1m @ 22.6g/t Au	Fire Assay (SGS)
25-LNX-047	109.9	1.6	0.5	4.06	6.5	0.7m @ 5.89g/t Au		Fire Assay (SGS)
25-LNX-048	120.5	2.8	1.1	13.18	36.9	2.5m @ 14.4g/t Au	0.5m @ 45.9g/t Au	Fire Assay (SGS)
and	153.0	3.0	1.1	4.21	12.6			Fire Assay (SGS)
and	174.0	1.5	0.8	9.45	14.2	0.9m @ 13g/t Au	0.4m @ 17.1g/t Au	Fire Assay (SGS)
and	178.3	0.5	0.3	25.80	12.9	0.5m @ 25.8g/t Au	0.5m @ 25.8g/t Au	Fire Assay (SGS)
25-LNX-054	130.0	1.0	0.5	5.75	5.8	1m @ 5.75g/t Au		Fire Assay (SGS)
and	246.5	0.5	0.3	9.30	4.7	0.5m @ 9.3g/t Au		Fire Assay (SGS)
and	255.0	1.5	0.5	8.61	12.9	1.5m @ 8.61g/t Au		Fire Assay (SGS)
and	267.0	2.0	1.0	17.11	34.2	2m @ 17.1g/t Au	1m @ 26.4g/t Au	Fire Assay (SGS)
and	275.0	1.0	0.5	6.99	7.0	1m @ 6.99g/t Au		Fire Assay (SGS)
25-PQE-031	91.1	0.9	0.8	6.62	6.0	0.6m @ 8.37g/t Au	0.3m @ 10.5g/t Au	Fire Assay (SGS)



and	116.4	0.9	0.7	4.17	3.7			Fire Assay (SGS)
and	120.9	0.8	0.7	13.26	10.6	0.5m @ 18.3g/t Au	0.5m @ 18.3g/t Au	Fire Assay (SGS)
and	137.0	2.0	1.8	10.48	21.0	2m @ 10.5g/t Au	0.6m @ 17.3g/t Au	Fire Assay (SGS)
and	244.0	1.0	0.8	14.40	14.4	1m @ 14.4g/t Au	1m @ 14.4g/t Au	Fire Assay (SGS)
and	257.5	3.2	2.7	6.74	21.6	0.5m @ 38.7g/t Au	0.5m @ 38.7g/t Au	Fire Assay (SGS)
and	272.0	1.0	0.8	75.50	75.5	1m @ 75.5g/t Au	1m @ 75.5g/t Au	Fire Assay (SGS)
25-RDW-046	147.4	3.1	2.9	2.14	6.6	0.5m @ 6.38g/t Au		Fire Assay (SGS)
and	196.3	13.7	11.2	2.69	36.8	1m @ 8.4g/t Au, 1m @ 5.78g/t Au		Fire Assay (SGS)
and	245.5	1.7	1.6	13.07	22.2	0.9m @ 20.4g/t Au	0.9m @ 20.4g/t Au	Fire Assay (SGS)
25-RDW-049	185.3	6.2	5.9	15.78	97.9	6.2m @ 15.8g/t Au	4.3m @ 19.8g/t Au	Fire Assay (SGS)
and	194.5	5.5	5.0	2.18	12.0			Fire Assay (SGS)
and	216.0	1.3	1.2	3.86	5.0	0.7m @ 5.36g/t Au		Fire Assay (SGS)
25-RDW-051	51.7	0.6	0.6	13.50	8.1	0.6m @ 13.5g/t Au	0.6m @ 13.5g/t Au	Fire Assay (SGS)
and	80.7	0.3	0.3	20.20	6.1	0.3m @ 20.2g/t Au	0.3m @ 20.2g/t Au	Fire Assay (SGS)
and	224.4	1.8	1.0	18.74	33.7	1.8m @ 18.7g/t Au	0.7m @ 40.4g/t Au	Fire Assay (SGS)
and	241.0	1.8	1.8	3.75	6.8	0.3m @ 8.56g/t Au		Fire Assay (SGS)
and	306.0	1.0	1.0	4.66	4.7			Fire Assay (SGS)
and	16.0	2.0	1.8	3.84	7.7			Fire Assay (SGS)
25-RDW-052	47.6	0.4	0.3	12.30	4.9	0.4m @ 12.3g/t Au	0.4m @ 12.3g/t Au	Fire Assay (SGS)
and	134.3	1.2	0.9	3.46	4.2			Fire Assay (SGS)
25-WEL-001	64.5	6.8	5.4	6.20	42.2	6m @ 6.8g/t Au	0.5m @ 16.3g/t Au, 0.4m @ 16g/t Au, 0.4m @ 14.9g/t Au, 0.3m @ 18.1g/t Au	Fire Assay (SGS)
and	78.5	4.0	2.6	3.33	13.3	0.8m @ 10.8g/t Au	0.5m @ 13.1g/t Au	Fire Assay (SGS)
and	101.8	1.2	0.8	7.00	8.4	0.3m @ 17.9g/t Au	0.3m @ 17.9g/t Au	Fire Assay (SGS)
and	114.2	2.8	2.7	5.37	15.0	1.3m @ 7.87g/t Au	0.6m @ 11.5g/t Au	Fire Assay (SGS)
25-WEL-002	26.0	3.0	2.5	1.92	5.8			Fire Assay (SGS)
and	59.6	1.4	1.2	4.10	5.7	0.5m @ 9.4g/t Au		Fire Assay (SGS)
and	65.0	0.5	0.4	26.10	13.1	0.5m @ 26.1g/t Au	0.5m @ 26.1g/t Au	Fire Assay (SGS)
and	70.0	1.3	1.2	7.12	9.3	0.8m @ 9.76g/t Au		Fire Assay (SGS)
and	113.3	0.7	0.7	11.29	7.9	0.4m @ 16.8g/t Au	0.4m @ 16.8g/t Au	Fire Assay (SGS)
and	187.2	2.8	2.5	4.98	13.9	0.7m @ 13g/t Au	0.7m @ 13g/t Au	Fire Assay (SGS)
25-WEL-003	67.0	0.3	0.3	36.90	11.1	0.3m @ 36.9g/t Au	0.3m @ 36.9g/t Au	Fire Assay (SGS)
and	86.0	4.3	2.9	2.54	10.9	0.5m @ 10.5g/t Au	0.5m @ 10.5g/t Au	Fire Assay (SGS)
and	101.6	0.9	0.8	94.60	85.1	0.9m @ 94.6g/t Au	0.9m @ 94.6g/t Au	Fire Assay (SGS)
and	114.8	0.4	0.4	9.69	3.9	0.4m @ 9.69g/t Au		Fire Assay (SGS)
and	144.4	1.0	0.9	8.88	8.9	1m @ 8.88g/t Au	0.3m @ 18.8g/t Au	Fire Assay (SGS)
and	184.0	2.8	2.8	4.06	11.4	1m @ 5.29g/t Au, 0.4m @ 5.66g/t Au		Fire Assay (SGS)
25-WEL-007	94.8	1.9	1.3	7.11	13.5	1.9m @ 7.11g/t Au	0.3m @ 11.9g/t Au	Fire Assay (SGS)
and	107.0	1.0	0.3	283.00	283.0	1m @ 283g/t Au	1m @ 283g/t Au	Fire Assay (SGS)
and	112.4	0.4	0.3	7.96	3.2	0.4m @ 7.96g/t Au		Fire Assay (SGS)
and	190.4	4.3	4.3	3.46	14.9	1.3m @ 5.38g/t Au, 0.8m @ 7.37g/t Au		Fire Assay (SGS)

Criteria: Cut off grade 2.0 g/t Au, minimum length 1.5 m, maximum consecutive internal waste 2 m, if Au grade x length > 3 the composite will be added
Price Assumptions: Au = 1750usd oz

Table 3: MSW Near-Mine Drill Results

HOLE-ID	From (m)	Core Length (m)	Estimated True Width (m)	Au (g/t)	Au GXM	Including	Method
25-BOT-002	234.0	7.2	6.2	0.63	4.5		Fire Assay (SGS)
25-BOT-005	327.3	2.5	1.8	2.51	6.3	0.3m @ 5.77g/t Au	Fire Assay (SGS)
25-CMP-004	12.0	3.8	1.6	0.64	2.4		Photon (ALS)
25-CMP-005	18.5	1.2	1.1	4.78	5.7	0.5m @ 7.64g/t Au	Photon (ALS)
25-KAZ-001	25.0	3.1	2.3	2.56	7.9	1m @ 6.34g/t Au	Fire Assay (SGS)
25-KAZ-007	28.8	1.2	1.1	43.76	52.5	0.4m @ 129g/t Au	Fire Assay (ALS)
25-KAZ-013	27.0	6.0	3.9	0.68	4.1		Photon (ALS)
25-KAZ-014	98.0	1.0	0.5	2.15	2.1		Photon (ALS)
25-MID-004	216.4	0.6	0.4	5.29	3.2	0.6m @ 5.29g/t Au	Photon (ALS)

Criteria: Cut off grade 0.4 g/t Au, minimum length 5m, maximum consecutive internal waste 4.4 m, if Au grade x length > 2the composite will be added
Price Assumptions: Au = 1750usd oz

Table 4: MSW Underground, Deep Directional and Near-Mine Drill Hole Collars

Hole ID	Coordinate X	Coordinate Y	Coordinate Z	Azimuth	Dip	Depth (m)
25-BOT-004	1898.5	9544.6	5306.4	133.0	-48.80	450.0
25-BOT-005	1898.5	9544.6	5306.4	133.6	-59.71	500.0
25-CMP-004	7340.5	11431.7	5314.1	249.3	-54.41	111.0
25-CMP-005	7291.6	11377.4	5313.6	66.4	-59.31	102.0
25-KAZ-001	10264.4	3311.2	5326.4	69.0	-50.14	201.0
25-KAZ-002	10382.0	3348.0	5318.0	250.8	-50.07	102.0
25-KAZ-002A	10382.0	3348.0	5318.0	252.0	-50.00	18.0
25-KAZ-004	10466.4	3370.9	5308.8	70.6	-60.04	175.0
25-KAZ-005	10577.9	3406.1	5302.1	69.2	-59.88	177.0
25-KAZ-006	10229.9	3516.7	5326.7	69.8	-55.08	150.0
25-KAZ-007	10314.0	3328.7	5321.3	69.9	-49.81	192.0



25-KAZ-008	10536.2	3518.2	5300.3	70.1	-44.77	201.0
25-KAZ-009	10508.0	3612.7	5302.0	70.5	-45.47	201.0
25-KAZ-010	10476.0	3715.3	5304.0	69.5	-45.08	204.0
25-KAZ-011	10329.0	3546.0	5321.0	250.6	-59.78	150.0
25-KAZ-012	10313.7	3548.3	5320.9	250.4	-44.12	120.0
25-KAZ-013	10351.0	3337.0	5320.0	251.1	-44.39	150.0
25-KAZ-013A	10351.0	3337.0	5320.0	250.5	-44.80	150.0
25-KAZ-014	10409.2	3354.1	5311.8	71.0	-49.75	150.0
25-LNX-009	8216.2	14871.9	3949.7	103.0	9.84	281.0
25-LNX-012	8216.2	14872.0	3950.4	101.4	22.78	339.0
25-LNX-038	8216.6	14922.3	3940.8	89.3	-14.57	237.0
25-LNX-039	8216.6	14922.3	3941.0	89.2	-7.99	246.0
25-LNX-040	8216.9	14922.3	3941.2	89.4	-1.45	255.0
25-LNX-041	8216.9	14922.3	3941.6	89.4	5.14	300.0
25-LNX-042	8216.6	14922.3	3941.5	90.0	3.35	288.0
25-LNX-043	8216.9	14922.3	3942.2	89.8	14.44	316.5
25-LNX-044	8216.6	14922.2	3942.4	90.1	18.01	330.0
25-LNX-045	8216.5	14922.3	3942.5	90.2	21.15	360.0
25-LNX-046	8845.1	11960.0	5010.9	225.4	-67.09	246.0
25-LNX-047	8845.0	11959.9	5010.9	226.0	-63.38	219.0
25-LNX-048	8845.0	11959.9	5011.0	226.1	-59.80	201.0
25-LNX-054	8847.6	11964.3	5011.0	298.0	-69.67	279.0
25-MID-001	9406.1	4705.1	5328.6	260.2	-44.96	396.0
25-MID-002	9649.8	4753.0	5320.7	260.2	-49.15	351.0
25-MID-003	9787.3	4769.2	5312.3	258.9	-49.52	225.0
25-MID-004	9787.3	4769.2	5312.3	79.2	-49.22	225.0
25-NSD01-003W	7707.9	15903.7	5303.5	84.1	-83.15	2135.5
25-NSD02-002W	7733.2	16326.3	5308.1	87.3	-84.47	2214.0
25-NSD02-003W	7733.2	16326.3	5308.1	87.3	-84.47	2214.5
25-NSD03-001	7770.8	16604.5	5307.0	65.0	-87.06	2379.0
25-NSD03-002W	7770.8	16604.5	5307.0	65.0	-87.06	2439.0
25-PQE-031	8216.3	14872.0	3948.0	90.4	-52.56	306.0
25-RDW-031	9079.2	9850.3	4910.7	91.0	-40.88	90.0
25-RDW-036	9079.4	9850.4	4912.3	89.3	6.30	102.0
25-RDW-042	9076.2	9900.8	4905.5	88.3	12.73	90.0
25-RDW-046	8672.4	12449.3	4543.7	102.6	23.73	279.0
25-RDW-050	8672.2	12449.4	4544.6	102.3	38.27	342.0
25-RDW-051	8671.9	12449.4	4544.8	102.0	42.42	366.0
25-RDW-052	8672.4	12449.2	4543.0	104.9	9.59	159.0
25-WEL-001	7989.0	13801.4	4388.2	268.6	-47.19	252.0
25-WEL-002	7989.1	13801.4	4388.5	269.1	-40.56	240.0
25-WEL-003	7989.1	13801.4	4388.8	268.9	-32.59	231.0
25-WEL-007	7989.2	13801.4	4389.7	269.0	-3.35	216.0